UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

GasLog Ltd.

c/o GasLog LNG Services Ltd.

69 Akti Miaouli

18537 Piraeus

Greece

Copy to:

Alexandros Laios, General Counsel

c/o GasLog LNG Services Ltd.

69 Akti Miaouli

18537 Piraeus

Greece

+30 210 459 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2687W108	13D

1	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

GasLog Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,621,602(1)

	8	Shared Voting Power

	9	Sole Dispositive Power 15,621,602

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,621,602

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13	Percent of Class Represented by Amount in Row (11) 30.2%(2)

14	Type of Reporting Person (See Instructions) CO

(1)  As of the date hereof, GasLog Ltd., a Bermuda exempted company (“GasLog” or the “Reporting Person”), beneficially owns 15,621,602 common units representing limited partner interests (“Common Units”) in GasLog Partners LP ( the “Issuer”). In addition, GasLog beneficially owns through its wholly owned subsidiary, GasLog Partners GP LLC, 100% of the general partner interests and 100% of the 1,245,000 Class B Units representing limited partner interests in the Issuer.

(2)  The percent ownership is calculated based on an aggregate number of 51,796,759 Common Units issued and outstanding as of April 3, 2023, as reported by the Issuer to the Reporting Person.

The purpose of this Amendment No. 4 to the Schedule 13D filed by GasLog with the Securities and Exchange Commission (the “SEC”) on April 27, 2018, as amended by the Amendment No. 1 to Schedule 13D filed by GasLog with the SEC on November 27, 2018, the Amendment No. 2 to Schedule 13D filed by GasLog with the SEC on June 26, 2019 and the Amendment No. 3 to Schedule 13D filed by GasLog with the SEC on January 25, 2023 (as amended, the “Amended Schedule 13D”), is to amend certain portions of the Amended Schedule 13D as described herein. Except as set forth below, all Items in the Amended Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended by adding the following paragraphs above the last paragraph in Item 4:

Merger Agreement

On April 6, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners GP LLC, the general partner of the Issuer (the “General Partner”), GasLog and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a direct subsidiary of GasLog (the “Merger”).

The conflicts committee (the “Conflicts Committee”) of the Board of Directors of the Issuer (the “Board”) has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Issuer and the holders of Common Units (the “Common Unitholders”) other than GasLog and its affiliates (the “Unaffiliated Unitholders”), (b) approved the Merger Agreement and the transactions contemplated thereby (the foregoing constituting Special Approval (as defined in the Seventh Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”))) and (c) recommended to the Board that the Board (i) approve the Merger Agreement and the transactions contemplated thereby and (ii) recommend approval of the Merger Agreement and the transactions contemplated thereby to the Common Unitholders.

The Board, acting upon the recommendation of the Conflicts Committee, has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Issuer and the Unaffiliated Unitholders, (b) approved the Merger Agreement and the transactions contemplated thereby, (c) directed that the Merger Agreement and the transactions contemplated thereby be submitted to a vote of the Common Unitholders and (d) resolved to recommend approval of the Merger Agreement and the transactions contemplated thereby to the Common Unitholders.

Upon completion of the Merger, each Common Unit outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those Common Units held by GasLog or its affiliates (the “Sponsor Units”), will be converted into the right to receive $5.37 per Common Unit in cash, without interest. In addition, as soon as reasonably practicable following the affirmative vote of the holders of at least a majority of the Common Units in favor of the approval of the Merger Agreement (the “Unitholder Approval”), pursuant to the terms of the Merger Agreement, the Board will declare a special distribution of $3.28 per Common Unit (with a corresponding amount distributed in respect of each General Partner Unit) (as defined in the Partnership Agreement) (the “Special Distribution”) with a record date on a business day prior to the anticipated closing date of the Merger and a payment date occurring on or prior to the closing date of the Merger. Accordingly, holders of Common Units (other than the Sponsor Units) will, assuming that such holders hold Common Units both on the record date of the Special Distribution and at the Effective Time, receive overall consideration of $8.65 per Common Unit. The Sponsor Units and the General Partner Units will remain outstanding after the Merger and will receive the Special Distribution concurrently with the Unaffiliated Unitholders.

The Issuer will hold a special meeting (the “Special Meeting”) of the Common Unitholders to obtain the Unitholder Approval. As described further below, pursuant to the Support Agreement (as defined below), GasLog has agreed to appear at the Special Meeting and either vote in person or by proxy to adopt and approve the Merger Agreement and transactions contemplated thereby. Unless the Merger Agreement is validly terminated in accordance with its terms, the Issuer will submit the Merger Agreement to the Common Unitholders at the Special Meeting, even if the Conflicts Committee shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement).

The Merger Agreement contains customary representations and warranties from the parties and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of the Issuer’s business during the interim period between the execution of the Merger Agreement and the Effective Time and (b) the obligation of the parties to use commercially reasonable efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain conditions, including: (a) Unitholder Approval; (b) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (c) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; (d) compliance by the other party in all material respects with its covenants and obligations under the Merger Agreement and (e) the declaration by the Board of the Special Distribution and payment thereof in accordance with the Merger Agreement.

The Merger Agreement provides for certain termination rights for both GasLog and the Issuer, including (a) by the mutual written agreement of the Issuer and GasLog (duly authorized by the Conflicts Committee and the Board of Directors of GasLog, respectively); (b) by either GasLog or the Issuer (following authorization by the Conflicts Committee) under certain circumstances, if (i) the Merger has not been consummated on or before October 6, 2023 (the “Outside Date”), (ii) the Merger is prevented by certain final and non-appealable legal restraints or a governmental agency is seeking any such legal restraints or (iii) the Unitholder Approval is not obtained; (c) by GasLog (i) if an Adverse Recommendation Change has occurred, or (ii) under certain conditions, if the Issuer materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, set forth in the Merger Agreement (or if any of the representations or warranties of the Issuer set forth in the Merger Agreement shall fail to be true), and such breach or failure is not reasonably capable of being cured by the Outside Date or is not cured within 30 days following receipt of written notice of such breach or failure; or (d) by the Issuer (following authorization of the Conflicts Committee) under certain conditions, if GasLog or Merger Sub materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, set forth in the Merger Agreement (or if any of the representations or warranties of GasLog or Merger Sub set forth in the Merger Agreement shall fail to be true), and such breach or failure is not reasonably capable of being cured by the Outside Date or is not cured within 30 days following receipt of written notice of such breach or failure.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference in its entirety herein.

Promptly after completion of the Merger and related transactions, the Common Units of the Issuer will be delisted from the New York Stock Exchange.

Support Agreement

On April 6, 2023, in connection with the execution of the Merger Agreement, GasLog and the Issuer entered into a Voting and Support Agreement (the “Support Agreement”), pursuant to which and subject to the terms and conditions thereof, GasLog agreed, among other things, to vote all of its Common Units in favor of the Merger Agreement and the transactions contemplated thereby at the Special Meeting. GasLog has also agreed not to transfer any Common Units it beneficially owns or purchase any additional Common Units other than in accordance with the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Support Agreement, a copy of which is filed as Exhibit 2.2 hereto and is incorporated by reference in its entirety herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3 and 4 are hereby incorporated by reference herein.

Item 7. Materials To Be Filed as Exhibits

Exhibit  2.1 — Agreement and Plan of Merger by and among GasLog Partners LP, GasLog Partners GP LLC, GasLog Ltd. and Saturn Merger Sub LLC, dated as of April 6, 2023.

Exhibit  2.2 — Voting and Support Agreement by and between GasLog Ltd. and GasLog Partners LP, dated as of April 6, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2023

By:	/s/ Paolo Enoizi
Name: Paolo Enoizi
Title: Chief Executive Officer